# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hennessy Capital Investment Corp. VII, CIK 0001846416
CUSIP: G4405D107
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 195 US Hwy 50, Suite 309, Zephyr Cove, Nevada (NV), 89448
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001851746

## Reporting persons
- HC VII Sponsor LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 5,703,333; sole dispositive power 0; shared dispositive power 5,703,333; aggregate amount beneficially owned 5,703,333 (22.9% of the class)
  Comment: (1) The aggregate amount beneficially owned by HC VII Sponsor LLC consists of (i) 500,000 Class A Ordinary Shares held directly by HC VII Sponsor LLC and (ii) 5,203,333 Class A Ordinary Shares HC VII Sponsor LLC has the right to acquire upon conversion of 5,203,333 Class B Ordinary Shares. This amount excludes 41,667 Class A Ordinary Shares that may be acquired by HC VII Sponsor LLC upon the conversion of 500,000 rights (included in the private placement units held by HC VII Sponsor LLC) (the "Rights") upon consummation of the Issuer's initial business combination, because HC VII Sponsor LLC does not have the right to acquire beneficial ownership of such Class A Ordinary Shares within sixty days.
  
  (2) The percentage of the Class A Ordinary Shares reported beneficially owned by HC VII Sponsor LLC is based on (i) 19,690,000 Class A Ordinary Shares outstanding as of March 28, 2025, as reported in the Issuer's annual report on Form 10-K filed with the Securities and Exchange Commission (the "Commission") on March 31, 2025, and (ii) 5,203,333 Class A Ordinary Shares HC VII Sponsor LLC has the right to acquire upon conversion of 5,203,333 Class B Ordinary Shares, which shares have been added to the total Class A Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").
- Hennessy Capital Group LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,703,333; sole dispositive power 0; shared dispositive power 5,703,333; aggregate amount beneficially owned 5,703,333 (22.9% of the class)
  Comment: (1) The aggregate amount beneficially owned by Hennessy Capital Group LLC consists of (i) 500,000 Class A Ordinary Shares held directly by HC VII Sponsor LLC and (ii) 5,203,333 Class A Ordinary Shares HC VII Sponsor LLC has the right to acquire upon conversion of 5,203,333 Class B Ordinary Shares. This amount excludes 41,667 Class A Ordinary Shares that may be acquired by HC VII Sponsor LLC upon the conversion of 500,000 Rights upon consummation of the Issuer's initial business combination, because HC VII Sponsor LLC does not have the right to acquire beneficial ownership of such Class A Ordinary Shares within sixty days.
  
  (2) The percentage of the Class A Ordinary Shares reported beneficially owned by Hennessy Capital Group LLC is based on (i) 19,690,000 Class A Ordinary Shares outstanding as of March 28, 2025, as reported in the Issuer's annual report on Form 10-K filed with the Commission on March 31, 2025, and (ii) 5,203,333 Class A Ordinary Shares HC VII Sponsor LLC has the right to acquire upon conversion of 5,203,333 Class B Ordinary Shares, which shares have been added to the total Class A Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.
- HENNESSY DANIEL J: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 5,703,333; shared voting power 0; sole dispositive power 5,703,333; shared dispositive power 0; aggregate amount beneficially owned 5,703,333 (22.9% of the class)
  Comment: (1) The aggregate amount beneficially owned by Daniel J. Hennessy consists of (i) 500,000 Class A Ordinary Shares held directly by HC VII Sponsor LLC and (ii) 5,203,333 Class A Ordinary Shares HC VII Sponsor LLC has the right to acquire upon conversion of 5,203,333 Class B Ordinary Shares. This amount excludes 41,667 Class A Ordinary Shares that may be acquired by HC VII Sponsor LLC upon the conversion of 500,000 Rights upon consummation of the Issuer's initial business combination, because HC VII Sponsor LLC does not have the right to acquire beneficial ownership of such Class A Ordinary Shares within sixty days.
  
  (2) The percentage of the Class A Ordinary Shares reported beneficially owned by Daniel J. Hennessy is based on (i) 19,690,000 Class A Ordinary Shares outstanding as of March 28, 2025, as reported in the Issuer's annual report on Form 10-K filed with the Commission on March 31, 2025, and (ii) 5,203,333 Class A Ordinary Shares HC VII Sponsor LLC has the right to acquire upon conversion of 5,203,333 Class B Ordinary Shares, which shares have been added to the total Class A Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.
- Hennessy Thomas D: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 750,000; shared voting power 5,703,333; sole dispositive power 750,000; shared dispositive power 5,703,333; aggregate amount beneficially owned 6,453,333 (25.2% of the class)
  Comment: (1) The sole voting power and sole dispositive power beneficially owned by Thomas D. Hennessy consists of 750,000 Class A Ordinary Shares Thomas D. Hennessy has the right to acquire upon conversion of 750,000 Class B Ordinary Shares.
  
  (2) The aggregate amount beneficially owned by Thomas D. Hennessy consists of (i) 500,000 Class A Ordinary Shares held directly by HC VII Sponsor LLC, (ii) 5,203,333 Class A Ordinary Shares HC VII Sponsor LLC has the right to acquire upon conversion of 5,203,333 Class B Ordinary Shares, and (iii) 750,000 Class A Ordinary Shares Thomas D. Hennessy has the right to acquire upon conversion of 750,000 Class B Ordinary Shares. This amount excludes 41,667 Class A Ordinary Shares that may be acquired by HC VII Sponsor LLC upon the conversion of 500,000 Rights upon consummation of the Issuer's initial business combination, because HC VII Sponsor LLC does not have the right to acquire beneficial ownership of such Class A Ordinary Shares within sixty days.
  
  (3) The percentage of the Class A Ordinary Shares reported beneficially owned by Thomas D. Hennessy is based on (i) 19,690,000 Class A Ordinary Shares outstanding as of March 28, 2025, as reported in the Issuer's annual report on Form 10-K filed with the Commission on March 31, 2025, (ii) 5,203,333 Class A Ordinary Shares HC VII Sponsor LLC has the right to acquire upon conversion of 5,203,333 Class B Ordinary Shares, and (iii) 750,000 Class A Ordinary Shares Thomas D. Hennessy has the right to acquire upon conversion of 750,000 Class B Ordinary Shares, each of (ii) and (iii) having been added to the total Class A Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

## Item 1. Issuer
Name of issuer: Hennessy Capital Investment Corp. VII
Address of issuer's principal executive offices: 195 US Hwy 50, Suite 309, Zephyr Cove, Nevada, 89448

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of HC VII Sponsor LLC, Hennessy Capital Group LLC, Daniel J. Hennessy, and Thomas D. Hennessy (collectively, the "Reporting Persons"). Hennessy Capital Group LLC is the sole manager of HC VII Sponsor LLC. Daniel J. Hennessy and Thomas D. Hennessy are the managing members of Hennessy Capital Group LLC. Consequently, each of Hennessy Capital Group LLC, Daniel J. Hennessy, and Thomas D. Hennessy may be deemed the beneficial owner of securities held by HC VII Sponsor LLC and has shared voting and dispositive power over such securities.
Address of principal business office or, if none, residence: 195 US Hwy 50, Suite 309, Zephyr Cove, NV 89448
Citizenship: HC VII Sponsor LLC is a Nevada limited liability company. Hennessy Capital Group LLC is a Delaware limited liability company. Each of Daniel J. Hennessy and Thomas D. Hennessy is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of March 31, 2025, each of HC VII Sponsor LLC, Hennessy Capital Group LLC, and Daniel J. Hennessy may be deemed the beneficial owner of 5,703,333 Class A Ordinary Shares, consisting of (i) 500,000 Class A Ordinary Shares held directly by HC VII Sponsor LLC and (ii) 5,203,333 Class A Ordinary Shares HC VII Sponsor LLC has the right to acquire upon conversion of 5,203,333 Class B Ordinary Shares.

As of March 31, 2025, Thomas D. Hennessy may be deemed the beneficial owner of 6,453,333 Class A Ordinary Shares, consisting of (i) 500,000 Class A Ordinary Shares held directly by HC VII Sponsor LLC, (ii) 5,203,333 Class A Ordinary Shares HC VII Sponsor LLC has the right to acquire upon conversion of 5,203,333 Class B Ordinary Shares, and (iii) 750,000 Class A Ordinary Shares Thomas D. Hennessy has the right to acquire upon conversion of 750,000 Class B Ordinary Shares.

The amount beneficially owned by each Reporting Person excludes 41,667 Class A Ordinary Shares that may be acquired by HC VII Sponsor LLC upon the conversion of 500,000 Rights upon consummation of the Issuer's initial business combination, because HC VII Sponsor LLC does not have the right to acquire beneficial ownership of such Class A Ordinary Shares within sixty days.
Percent of class:
As of March 31, 2025, each of HC VII Sponsor LLC, Hennessy Capital Group LLC, and Daniel J. Hennessy may be deemed the beneficial owner of approximately 22.9% of the Class A Ordinary Shares outstanding. This percentage is based on (i) 19,690,000 Class A Ordinary Shares outstanding as of March 28, 2025, as reported in the Issuer's annual report on Form 10-K filed with the Commission on March 31, 2025, and (ii) 5,203,333 Class A Ordinary Shares HC VII Sponsor LLC has the right to acquire upon conversion of 5,203,333 Class B Ordinary Shares, which shares have been added to the total Class A Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

As of March 31, 2025, Thomas D. Hennessy may be deemed the beneficial owner of approximately 25.2% of the Class A Ordinary Shares outstanding. This percentage is based on (i) 19,690,000 Class A Ordinary Shares outstanding as of March 28, 2025, as reported in the Issuer's annual report on Form 10-K filed with the Commission on March 31, 2025, (ii) 5,203,333 Class A Ordinary Shares HC VII Sponsor LLC has the right to acquire upon conversion of 5,203,333 Class B Ordinary Shares, and (iii) 750,000 Class A Ordinary Shares Thomas D. Hennessy has the right to acquire upon conversion of 750,000 Class B Ordinary Shares, each of (ii) and (iii) having been added to the total Class A Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.
Sole power to vote or to direct the vote:
HC VII Sponsor LLC: 0
Hennessy Capital Group LLC: 0
Daniel J. Hennessy: 0
Thomas D. Hennessy: 750,000
Shared power to vote or to direct the vote:
HC VII Sponsor LLC: 5,703,333
Hennessy Capital Group LLC: 5,703,333
Daniel J. Hennessy: 5,703,333
Thomas D. Hennessy: 5,703,333
Sole power to dispose or to direct the disposition:
HC VII Sponsor LLC: 0
Hennessy Capital Group LLC: 0
Daniel J. Hennessy: 0
Thomas D. Hennessy: 750,000
Shared power to dispose or to direct the disposition:
HC VII Sponsor LLC: 5,703,333
Hennessy Capital Group LLC: 5,703,333
Daniel J. Hennessy: 5,703,333
Thomas D. Hennessy: 5,703,333

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1: Joint Filing Agreement

## Signatures
- HC VII Sponsor LLC: /s/ Daniel J. Hennessy, Daniel J. Hennessy, Managing Member of Hennessy Capital Group LLC, Manager of HC VII Sponsor LLC (05/15/2025)
- Hennessy Capital Group LLC: /s/ Daniel J. Hennessy, Daniel J. Hennessy, Managing Member (05/15/2025)
- HENNESSY DANIEL J: /s/ Daniel J. Hennessy, Daniel J. Hennessy (05/15/2025)
- Hennessy Thomas D: /s/ Thomas D. Hennessy, Thomas D. Hennessy (05/15/2025)